February 2, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Unicobe Corp. Registration Statement on Form S-1 Filed November 10, 2015 File No. 333-206916

Dear Messrs.:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Unicobe Corp., a Nevada corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 23, 2015 (the “Comment Letter”). In conjunction with these responses, the Company is filing its Amendment No. 2 to the Registration Statement (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1.
We note your response to comment 1 in our letter dated October 8, 2015 stating that you are not a blank check company; however, we continue to believe that your proposed business and the fact that you are a shell company, you have limited revenues and no discernable prospective future business and that raising the maximum amount of capital contemplated by this offering may not be sufficient to cause you to no longer be a shell company makes this offering commensurate in scope with the uncertainty ordinarily associated with a blank check company, and that this offering should comply with Rule 419 of Regulation C under the Securities Act. Please either revise the registration statement to comply with Rule 419, or alternatively, provide us with an enhanced legal analysis explaining why you believe your company is not a blank check company.

Company response: The Company is not a “blank check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, we believe that the registration statement need not comply with the requirements of Rule 419.

Rule 419 defines a "blank check company" as a company that:

i.
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business plan and a bona fide purpose and plan of operations, which is based on leaser engraving production business and has no plans or intentions to merge with any other entity. The Company owns JG-7040SG Laser Engraving Machine, that helps the Company to produce quality engraving on different items. These matters are described in the expanded section entitled Description of Business and subheadings thereunder. It does not therefore meet the definition of a blank check company and it would be misleading to disclose otherwise.

It is reasonably commonplace that development stage companies have limited assets, revenues and resources, as well as having a going concern explanatory paragraph in the report of its independent public accountant. The Company is considering all possible avenues to develop its business model. The Company believes that by being a public company this should increase its image and credibility in the marketplace and provide possible sources of funding for its business. The Company has not performed any formal studies to determine the likelihood of all these events happening.

Moreover, there is nothing in Rule 419 or any interpretive guidance that would suggest that qualifying for shell company status amounts to blank check company status, as suggested by the Staff in this comment. To the contrary, the Commission has given specific guidance that, "Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering."

Unicobe Corp. also has generated limited revenues from several customers. One of them is Zografov & Co Ltd with total amount $4,730. As of the date of this response letter the Company generated $355 and $900 of revenues from selling engraving products to new customers, Smartarts Ltd. and ViDiAn, EOOD respectively. The Company also has signed sales contract with Palex Ltd for the total amount of $16,000. All sale contracts, regarding above-mentioned orders are filed as exhibits to the registration statement. Unicobe Corp. has also signed Purchase and sale agreement with Chinese vendor for purchasing additional equipment 3D Crystal Laser engraving machine. This Agreement is filed as Exhibit 10.9 to the registration statement.

The Offering, Page 4

2.
We note your response to comment 5 in d October 8, 2015 and we reissue our comment. The amendment to your registration statement now duplicates the line item for “Securities Issued and Outstanding” on page five of the amended registration statement. According to your disclosure, you are registering 2,000,000 shares of common stock. You currently have 2,000,000 shares of common stock outstanding. Please provide a line item for the total amount of shares of common stock outstanding after the present offering.

Company response: The line was provided.

Dilution, page 13

3.
It appears to us that your third paragraph should state that your net tangible book value is ($1,594) and net tangible book value per share is ($0.001) as of September 30, 2015. Please advise or revise as appropriate.

Company response: The paragraph was revised accordingly.

4.	It appears to us that the revised amounts in your dilution narrative and tables do not contemplate registration costs of $8,000. Please revise your registration statement as appropriate.

Company response: The registration statement was revised accordingly.

Product Overview, page 20

5.
We note your response to comment 11 of our letter dated October 8, 2015 and we reissue our comment in part. Please disclose whether any Unicobe prototypes or models currently exist or whether you intend to develop prototypes or models. See Item 101(c)(1)(ii) of Regulation S-K.

Company response: Unicobe Corp. does not have any prototypes or models. The Company intends to develop prototypes and models in the future. The Company currently has pictures of manufactured products and gathering them into catalogue for the customers to see the design and quality.

6.
We note your disclosure that, “Unicobe Corp. is manufacturing....” Please clarify whether Unicobe is currently manufacturing products or if Unicobe has the ability to manufacture products. Please refer to comment four of our letter dated October 8, 2015.

Company response: The meaning was clarified accordingly.

Competition, page 22

7.	Please explain the meaning behind the second to last sentence of the second paragraph on page 22.

Company response: In this paragraph are described our major advantages among our competitors. The technical characteristics of our laser-engraving machine allow us to be more competitive in the market. We believe that our equipment together with individual concept of customers’ approach will make Unicobe Corp. develop itself in the industry.

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Sincerely,

/s/ Anatoliy Kanev
Unicobe Corp.